UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       N/A       .

SIGNATURES

Results of the Annual General Meeting of Shareholders
of KB Financial Group Inc.
     On March 26, 2010, KB Financial Group Inc. held its annual general meeting of shareholders and all five agenda items listed below were approved and ratified as originally proposed.
■	Agenda:
1)	Approval of non-consolidated financial statements (statements of financial position, statements of income and statements of appropriation of retained earnings) for fiscal year 2009

2)	Amendment of the Articles of Incorporation

3)	Appointment of non-executive directors

4)	Appointment of members of the Audit Committee, who are non-executive directors

5)	Approval of the aggregate remuneration limit for directors
Details of the originally proposed agenda were previously disclosed on March 10, 2010.
Details of Approved Agenda Items
■	Key items of the approved non-consolidated financial statements for the year ended December 31, 2009:

(in millions of Won, except per share amounts)
Total assets	18,663,464
Total liabilities	811,834
Capital stock	1,931,758
Total shareholders’ equity	17,851,630
Operating revenues	696,712
Operating income	541,893
Net income	539,818
Net income per share	1,659
■	Declaration of Dividends

A cash dividend of KRW 230 per common share was declared (total dividend amount: KRW 78,896,667,470).

■	Appointment of non-executive directors and members of the Audit Committee
—	Number of newly or re-appointed non-executive directors: 4

—	Number of newly or re-appointed members of the Audit Committee: 5
Details regarding newly or re-appointed non-executive directors

Name	Current						Term of
(Date of Birth)	Position	Career		Education		Nationality	Office
Seunghee Koh (New appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• • •	Advisor, Fair Trade Commission of Korea Chairman of Finance Accounting Dept., Korea Accounting Association Director, Korea Accounting Association	• • •	Ph.D. in Business Administration, University of Oklahoma M.B.A., Indiana University B.A. in Business Administration, Seoul National University	Republic of Korea	2 years
Kyungjae Lee (New appointment) (01/30/1939)	—	• • • •	CEO, Industrial Bank of Korea CEO, Korea Financial Telecommunications & Clearings Institute Director and auditor, Bank of Korea Deputy governor, Bank Inspection Board	• • •	Ph.D. in Economics, Kookmin University M.A. in Economics, New York University B.A. in Economics, Seoul National University	Republic of Korea	2 years
Youngnam Lee (New appointment) (09/03/1957)	CEO, EZ Digital Co., Ltd.	• • •	Chairman, Korea Venture Business Women’s Association Vice Chairman, Korea Venture Business Women’s Association CEO, Seohyun Electronics Co., Ltd.	• • •	Course of Business Administration, KAIST Business School, Ajou University Dong Busan University	Republic of Korea	2 years
Jacques P.M. Kemp (Re-appointment) (05/15/1949)	—	• • • •	Vice Chairman, ING Asia/Pacific for Insurance/Investments, Amsterdam CEO, ING Asia/Pacific Insurance Global Head of e-Business, ING Group Chairman, ING Bank International	• • •	M.B.A., University of Chicago International Senior Management Program at Harvard University Higher Economic School, Rotterdam	The Netherlands	1 year

Details regarding newly or re-appointed members of the Audit Committee, who are non-executive directors

Name	Current						Term of
(Date of Birth)	Position	Career		Education		Nationality	Office
Chansoo Kang (Re-appointment) (11/23/1961)	Chairman & CEO, Kang & Company Ltd.	• • •	Adjunct Professor, Ewha Womans University CEO, Seoul Securities Co., Ltd. Managing Director, BT Wolfensohn	• •	M.B.A., Wharton School, University of Pennsylvania B.A. in Economics, Harvard University	United States of America	1 year
Seunghee Koh (New appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• • •	Advisor, Fair Trade Commission of Korea Chairman of Finance Accounting Dept., Korea Accounting Association Director, Korea Accounting Association	• • •	Ph.D. in Business Administration, University of Oklahoma M.B.A., Indiana University B.A. in Business Administration, Seoul National University	Republic of Korea	1 year
Kyungjae Lee (New appointment) (01/30/1939)	—	• • • •	CEO, Industrial Bank of Korea CEO, Korea Financial Telecommunications & Clearings Institute Director and auditor, Bank of Korea Deputy governor, Bank Inspection Board	• • •	Ph.D. in Economics, Kookmin University M.A. in Economics, New York University B.A. in Economics, Seoul National University	Republic of Korea	1 year
Sangmoon Hahm (New appointment) (02/02/1954)	Dean, KDI School of Public Policy and Management	• • •	Professor, KDI School of Public Policy and Management Chief Researcher, Korea Institute of Finance Associate Professor, Virginia Tech.	• • •	Ph.D. in Economics, University of Chicago M.A. in Economics, University of Chicago B.A. in Economics, Georgetown University	Republic of Korea	1 year
Jacques P.M. Kemp (New appointment) (05/15/1949)	—	• • • •	Vice Chairman, ING Asia/Pacific for Insurance/Investments, Amsterdam CEO, ING Asia/Pacific Insurance Global Head of e-Business, ING Group Chairman, ING Bank International	• • •	M.B.A., University of Chicago International Senior Management Program at Harvard University Higher Economic School, Rotterdam	The Netherlands	1 year

■	Total number of directors and members of the Audit Committee following the appointment
1)	Directors
—	Total number of directors following the appointment: 11

—	Total number of non-executive directors following the appointment: 9
2)	Members of the Audit Committee
—	Number of members of the Audit Committee, who are non-executive directors: 5

—	Number of members of the Audit Committee, who are not non-executive directors: 0

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: March 26, 2010	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO

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